EXHIBIT 8

[Barley, Snyder Letterhead]

                                         , 2003

Premier Bancorp, Inc.	Fulton Financial Corporation
379 North Main Street	One Penn Square
Doylestown, PA 18901	Lancaster, PA 17604

Re:  Merger of Premier Bancorp, Inc.

with	and into Fulton Financial Corporation

Gentlemen:

We have acted as counsel to Fulton Financial Corporation (“Fulton”) in connection with the Agreement and Plan of Merger dated January 16, 2003 (the “Merger Agreement”), between Fulton and Premier Bancorp, Inc. (“Premier”).

The following transactions will occur pursuant to the Merger Agreement:

(i.)	Premier will be merged with and into Fulton, with Fulton surviving the merger (the “Merger”);

(ii.)	Each issued and outstanding share of the common stock of Premier, $0.33 par value per share (“Premier Common Stock”), will be converted into 1.34 shares of the common stock of Fulton, par value $2.50 per share (the “Fulton Common Stock”).

You have requested our opinion as to certain federal income tax consequences of the transactions contemplated by the Merger Agreement, and this opinion is rendered pursuant to the provisions of Section 7.1(d) of Article VII of the Merger Agreement.

Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined and set forth in the Merger Agreement. Our opinions herein are subject to the following conditions and assumptions:

(A)	All of the shares of Premier Common Stock that are issued and outstanding at the time of the Merger will be duly authorized, validly issued, fully paid and nonassessable.

(B)	All conditions precedent to the obligations of Fulton and Premier as set forth in the Merger Agreement will have been satisfied at the time of the Merger.

(C)	All covenants required to be performed by Fulton and Premier on or before the date of consummation of the Merger, as set forth in the Merger Agreement, will have been performed by them as of such date.

(D)	The transaction contemplated by the Merger Agreement, including without limitation the Merger and the issuance of shares of Fulton Common Stock to the stockholders of Premier, will be accomplished in strict accordance with the terms of the Merger Agreement.

(E)	The fair market value of the Fulton Common Stock and the other consideration received by each Premier shareholder will be approximately equal to the fair market value of the Premier Common Stock surrendered in the exchange.

(F)	Upon consummation of the Merger, the former stockholders of Premier will own, in the aggregate,

Fulton Common Stock equal in value to at least 50 percent of the value of all of the formerly outstanding Premier Common Stock as of the date of the Merger.

(G)	There is no plan or intention on the part of the shareholders of Premier who own, individually or collectively, five percent or more of the Premier Common Stock, to sell or otherwise transfer to Fulton or any person related to Fulton (within the meaning of Reg. Sec. 1.368-1 (e)(3)) a number of shares of Fulton Common Stock to be received pursuant to the Merger Agreement that would reduce the ownership of Fulton Common Stock by former stockholders of Premier to a number of shares of Fulton Common Stock having, in the aggregate, a value of less than 50 percent of the value of all Premier Common Stock outstanding immediately prior to the Merger. For purposes of this assumption, shares of Premier Common Stock exchanged for cash or other property, or exchanged for cash in lieu of fractional shares of Fulton Common Stock will be treated as outstanding Premier Common Stock on the date of the transaction. Moreover, shares of Fulton Common Stock and shares of Premier Common Stock sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this assumption.

(H)	There is no plan or intention on the part of Fulton to reacquire any of the shares of Fulton Common Stock issued pursuant to the provisions of the Merger Agreement.

(I)	There is no plan or intention on the part of Fulton to sell or otherwise dispose of any of the assets of Premier acquired in the Merger, except for the dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the “Code”).

(J)	The liabilities of Premier assumed by Fulton and the liabilities to which the assets of Premier are subject were incurred by Premier in the ordinary course of Premier’s business.

(K)	Following the Merger, Fulton will continue the historic business of Premier or will use a significant portion of Premier’s historic business assets in a business.

(L)	Fulton, Premier and stockholders of Premier will pay their respective expenses, if any, incurred in connection with the Merger.

(M)	There is no intercorporate indebtedness existing between Fulton and Premier that was issued or acquired or that will be settled at a discount.

(N)	No two parties to the Merger are investment companies as defined in Section 368(a)(2)(F) of the Code.

(O)	Premier is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

(P)	The fair market value of the assets of Premier transferred to Fulton will equal or exceed the sum of the liabilities assumed by Fulton plus the amount of liabilities, if any, to which the transferred assets are subject.

Based upon and subject to the foregoing, we are of the opinion that:

(1)	The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(2)	No gain or loss will be recognized by Premier or Fulton by reason of the Merger.

(3)	The bases of the assets of Premier in the hands of Fulton will be the same as the bases of such assets in the hands of Premier immediately prior to the Merger.

(4)	The holding period of the assets of Premier in the hands of Fulton following the Merger will include the period during which such assets were held by Premier prior the Merger.

(5)	No gain or loss will be recognized by the Premier shareholders on the exchange of shares of Premier Common Stock solely for shares of Fulton Common Stock, except for that income, gain or loss which is recognized due to the receipt of cash which is received in lieu of the issuance of fractional shares of Fulton Common Stock. The receipt of cash by Premier shareholders will have the effect of treating the shareholders as having received solely shares of Fulton Common Stock in the reorganization exchange and then having received a cash payment from Fulton in a hypothetical redemption of that number of shares of Fulton Common Stock equal in value to such cash payment. A Premier shareholder who receives cash will therefore recognize capital gain or loss on the constructive redemption of such shares in an amount equal to the difference between the cash received and the adjusted basis in such shares, provided the shares of Premier Common Stock are held as a capital asset on the effective date of the Merger.

(6)	The basis of the shares of Fulton Common Stock received by Premier shareholders will be the same as the basis of the shares of Premier Common Stock exchanged therefor (decreased by any amount allocable to fractional share interests for which cash is received).

(7)	The holding period of the shares of Fulton Common Stock received by the shareholders of Premier will include the period during which Premier shareholders held the shares of Premier Common Stock surrendered, provided the shares of Premier Common Stock are held as a capital asset on the date of the exchange.

Very truly yours,

Barley, Snyder, Senft & Cohen, LLC